SECURITIES AND EXCHANGE COMMISSION
                       Washington, DC


In the matter of                            CERTIFICATE OF
Kansas City Power & Light Company, et al.   NOTIFICATION
File No. 70-9861

         Public Utility Holding Company Act of 1935

Great Plains Energy Incorporated, a Missouri corporation and a registered holding company ("Great Plains Energy"), hereby submits on behalf of itself and certain of Great Plains Energy's subsidiaries, the following pursuant to Rule 24 of the Public Utility Holding Company Act of 1935 (the "Act") and the Commission's Order dated September 7, 2001, in the above docket (HCAR 27436) (the "Order"). This Certificate reports activity for the calendar quarter ended March 31, 2002. Capitalized terms not defined herein have the meanings ascribed to them in the Order.

1. The sales of any Common Stock by Great Plains Energy and the purchase price per share and the market price per share at the date of the agreement of sale:

     N/A

2. The total number of shares of Common Stock issued or issuable under options granted during the quarter under any Stock Plan or otherwise:

     N/A

3. If Common Stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquirer:

     N/A

4.   The amount and terms of any long-term debt, Preferred
Stock, or other forms of preferred or equity-linked securities issued directly or indirectly during the quarter by Great Plains Energy:

     A.   During the first quarter of 2002, KCP&L issued
          $225 million fixed rate senior notes due March
          2002. The notes bear interest at 6.0%. (U-6B-2 filed, see section 10 below.)

5. The amount and terms of any Short-term Debt issued by Great Plains Energy or KCPL during the quarter:

     A. Great Plains Energy entered into a 364-day revolving loan facility with a syndicated bank group for $205 million on March 13, 2002. The revolving note bears interest at the eurodollar rate plus 0.85% (the actual rate of interest at 3-31-02 was 2.6875%). Actual outstandings under the facility at 3-31-02 was $160 million. This facility replaced the prior $129 million facility reported in the Rule 24 Certifications for the quarter ended December 31, 2001.

     B.   Commercial paper issued through Bank One, Merrill
Lynch, and Citibank,
          and remaining outstanding at March 31,2002, totaled $31.4 million at an average interest rate of 2.21%.

  6. The name of the guarantor and of the beneficiary of any Great Plains Energy Guarantee or Nonutility Subsidiary
       Guarantee issued during the quarter, and the amount, terms and purposes of the Guarantee:


									  TERM     TERM
           PARENT                      SUBSIDIARY             AMOUNT      START    END    PURPOSE
Subsidiaries of R.S. Andrews R.S. Andrews Enterprises, Inc.  3,000,000   2/21/02 3/15/03 credit support
Enterprises, Inc. (Note 1)

Great Plains Energy (Note 1) R.S. Andrews Enterprises, Inc.  3,000,000   2/21/02 3/15/03 credit support

Great Plains Energy (Note 2) Strategic Energy, L.L.C.       25,000,000    3/8/02 3/28/03 credit support

Great Plains Energy (Note 3) Strategic Energy, L.L.C.         (Note 3)   2/15/02 4/15/02 credit support

KLT Inc. (Note 4)            Strategic Energy, L.L.C.       16,000,000   1/31/02 3/28/02 credit support

KLT Inc. (Note 4)            Strategic Energy, L.L.C.          250,000   3/15/02 3/15/03 credit support


Note 1: A Fourth Amendment to Credit Agreement between R.S. Andrews Enterprises, Inc. ("RSAE") and LaSalle Bank National Association, dated as of February 21, 2002, among other things, increased the maximum available credit from $22 million to $25 million. Great Plains Energy and RSAE entered into a Support Agreement dated October 25, 2001, under which Great Plains Energy agreed, in the event RSAE is unable to make timely payment of interest or principal under the Credit Agreement, to provide such funds to RSAE either as equity or a subordinated loan. The amount shown for this Great Plains Energy guaranty is the $3,000,000 increase in the maximum available credit of $25 million under the LaSalle Bank credit agreement.

The subsidiaries of RSAE jointly issued a guaranty, dated as of March 17, 2000, of RSAE's obligations under the Credit Agreement, as amended, and reaffirmed that guaranty and the Security Agreement by instruments dated as of October 25, 2001 (increase by $2 million), and February 21, 2002 (increase by $3 million). The increase of $3 million in February 2002 to maximum available credit is shown as the subsidiaries' issuance of credit support in the first quarter of 2002. The subsidiaries on the guaranty are: RSA Services Termite & Pest Control, Inc., Premier Service Systems, Inc., R.S. Andrews Enterprises of Alabama, Inc., R.S. Andrews Enterprises of Charleston, Inc., R.S. Andrews Enterprises of Columbus, Inc., R.S. Andrews Enterprises of Dallas, Inc., R.S. Andrews Enterprises of Kansas, Inc., R.S. Andrews Enterprises of South Carolina, Inc., R.S. Andrews Enterprises of Tennessee, Inc., R.S. Andrews Enterprises of Topeka, Inc., R.S. Andrews Enterprises of Virginia, Inc., R.S. Andrews of Chattanooga, Inc., R.S. Andrews of DeSoto, Inc., R.S. Andrews of Fairfax, Inc., R.S. Andrews of Florida, Inc., RSA Services of Florida, Inc., R.S. Andrews of Grand Prairie, Inc., R.S. Andrews of Grapevine, Inc., R.S. Andrews of Jonesboro, Inc., R.S. Andrews of Maryland, Inc., R.S. Andrews of Orlando, Inc., R.S. Andrews of Palm

Beach, Inc., R.S. Andrews of Sacramento, Inc., R.S. Andrews Services, Inc., R.S. Andrews Showcase of Atlanta, Inc., R.S. Andrews of Stuart I, Inc., R.S. Andrews of Stuart II, Inc., R.S. Andrews of Tidewater, Inc., R.S. Andrews of Vero Beach, Inc., and R.S. Andrews of Wilmington, Inc.

Note 2:   Prior KLT Inc. guarantee on a Strategic Energy,
L.L.C. $25 million letter of credit facility with PNC Bank, National Association, dated as of March 30, 2001, as amended, was terminated on March 8, 2002, and a Great
Plains Energy guarantee was substituted. The amount shown for this Great Plains Energy guarantee is the maximum aggregate face amounts of letters of credit available under this facility.

Note 3: Strategic Energy caused to be issued a $133,410 letter of credit under its $25 million letter of credit facility with PNC Bank, National Association, for the benefit of a counterparty. At the time the letter of credit was issued, the PNC facility was guaranteed by KLT Inc. On March 8, 2002, the KLT Inc. guarantee terminated and a Great Plains Energy guarantee was substituted as described in Note
2. The amount of this guaranteed letter of credit is reflected in the amount shown for the Great Plains Energy guarantee.

Note 4: Renewals of surety bonds issued on behalf of Strategic Energy, L.L.C. during the first quarter of 2002 pursuant to a General Agreement of Indemnity issued by KLT
Inc. and Strategic Energy, L.L.C., in favor of Federal
Insurance Company, dated as of February 21, 2001.

7. The amount and terms of any financings consummated by any Nonutility Subsidiary during the quarter that are not exempt under rule 52:

     N/A

8.   The notional amount and principal terms of any Interest
Rate Hedge entered into during the quarter and the identity of the parties to the instruments:

     N/A

9. The name, parent company, and amount invested in any new Intermediate Subsidiary or Financing Subsidiary during the quarter:

     N/A

10. A list of Form U-6B-2 statements filed with the Commission during the quarter, including the name of the filing entity and the date of the filing:

     U-6B-2 filed by Great Plains Energy (Kansas City
Power & Light Company shown as filer on the form), dated
January 3, 2002.

     U-6B-2 filed by Great Plains Energy (Strategic Energy,
L.L.C. shown as filer on the form), dated January 22, 2002.

     U-6B-2 filed by Great Plains Energy (Strategic Energy,
L.L.C. shown as filer on the form), dated February 26, 2002.

     U-6B-2 filed by Great Plains Energy (Strategic Energy,
L.L.C. shown as filer on the form), dated  March 18, 2002.

     U-6B-2 filed by Kansas City Power & Light Company, dated March 20, 2002.

     U-6B-2 filed by Great Plains Energy on behalf of its subsidiary Strategic Energy, L.L.C. dated March 21, 2002.

     U-6B-2 filed by Great Plains Energy on behalf of itself and certain of its subsidiaries, dated March 28, 2002.

11. Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including Great Plains Energy, that has engaged in any jurisdictional financing transactions during the quarter:

     The consolidated balance sheets of Great Plains Energy and KCPL are incorporated by reference to the current report on form 10-Q dated 5-10-02 in File No. 000-33207 and 1-707.

     Balance sheets for KLT Inc. and R.S. Andrews
Enterprises, Inc. are being filed confidentially pursuant to Rule 104.

                      S I G N A T U R E

      Pursuant to the requirements of the Act, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 30, 2002.

               Kansas City Power & Light Company
               By:  /s/Andrea F. Bielsker
               Andrea F. Bielsker
               Senior Vice President - Finance,
               Chief Financial Officer and Treasurer
               Great Plains Energy Incorporated